UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MICROBOT MEDICAL INC.

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

59503A 105

(CUSIP Number)

Moshe Shoham

22 Bedolach Street

Hoshaya M.P. Hamovil 17915, Israel

972 4 6569788

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59503A 105

1.	Names of Reporting Person: Moshe Shoham
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,266,531 (see Item 5)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 2,266,531 (see Item 5)
	10.	SHARED DISPOSITIVE POWER None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,266,531
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.01%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Microbot Medical Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 25 Recreation Park Drive, Unit 108, Hingham, MA 02043.

Item 2. Identity and Background

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Moshe Shoham. Dr. Shoham is a natural person, and is a director on the Board of Directors of the Company, with an address of 22 Bedolach Street, Hoshaya M.P. Hamovil 17915, Israel.

Dr. Shoham has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Dr. Shoham is an Israeli citizen.

Item 3. Source and Amount of Funds or Other Consideration

From September 15, 2017 through October 9, 2017, Dr. Shoham sold an aggregate of 283,700 shares of Company Common Stock through his Rule 10b5-1 trading plan (the “Stock Sales”). The information set forth in Item 5(c) hereto is incorporated herein by reference.

Item 4. Purpose of Transaction

As a result of the Stock Sales, Dr. Shoham’s beneficial ownership in the Company decreased to 6.01%.

Dr. Shoham disposed of the securities of the Company pursuant to his Rule 10b5-1 trading plan and may make further sales of shares of Company Common Stock through his Rule 10b5-1 trading plan.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this report, Dr. Shoham beneficially owns 2,266,531 shares of Company Common Stock, which number of shares represents approximately 6.01% of the outstanding Common Stock. Includes options granted to Dr. Shoham to purchase an aggregate of 708,141 shares of Company Common Stock, which options are currently exercisable.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Dr. Shoham has power to vote or direct the vote, and to dispose or direct the disposition, of 1,558,390 shares of Company Common Stock, and 708,141 shares underlying options.

(c)	The following transactions were effected by Dr. Shoham pursuant to his Rule 10b5-1 trading plan during the past sixty (60) days:

Reporting Person	Trade Date	Buy/Sell	Number of Shares	Price Per Share	How transaction was effected
Moshe Shoham	09/15/2017	Sell	74,975	$1.25	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	28,657	$1.255	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	40,500	$1.26	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	20,276	$1.265	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	400	$1.2675	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	27,384	$1.27	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	1,200	$1.275	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	14,400	$1.28	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	11,083	$1.285	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	6,463	$1.29	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	9,001	$1.295	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	6,500	$1.3	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	1,471	$1.305	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	7,490	$1.31	Pursuant to 10b5-1 trading plan
Moshe Shoham	09/15/2017	Sell	200	$1.32	Pursuant to 10b5-1 trading plan
Moshe Shoham	10/5/2017	Sell	17,100	$1.5017	Pursuant to 10b5-1 trading plan
Moshe Shoham	10/9/2017	Sell	16,600	$1.50	Pursuant to 10b5-1 trading plan

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2017

By:	/s/ Moshe Shoham
Name:	Moshe Shoham